Exhibit 99.55

CI FINANCIAL CORP.
(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

As of February 13, 2020

1.	Introduction

The Company is committed to conducting its business ethically and legally. In keeping with that commitment, this Code of Business Conduct and Ethics (the “Code”) covers a wide range of business practices and procedures. The Code has been approved by our Board of Directors, senior management and business unit leaders to summarize the standards of business conduct that must guide our actions. It does not cover every issue that may arise, but sets out basic principles to guide all directors, officers and employees of the Company and its subsidiaries and affiliates (collectively, “CI Personnel”). All CI Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behaviour. This Code also must be provided to and followed by the agents and representatives, including advisors, of the Company and its subsidiaries and affiliates (collectively, the “CI Group”).

If a law conflicts with a policy in this Code, CI Personnel must comply with the law. If a local custom or policy conflicts with this Code, CI Personnel must comply with this Code. In some instances, there may be a conflict between the laws of different jurisdictions that apply to the operations of the CI Group. If you have any questions about these conflicts, you should ask your supervisor or department head how to handle the situation.

Some subsidiaries, departments and specialized areas within the CI Group have specific codes of conduct or ethics or the like in place that cover conduct (such as personal trading) or regulatory issues that only apply to that area or field. If CI Personnel work for one of these subsidiaries or specialized areas, such specific codes of conduct of ethics apply in addition to this Code.

CI Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including the termination of their employment or other relationship with the Company. If you are involved in or have become aware of suspected misconduct, illegal activities, fraud, abuse of the CI Group’s assets or a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”.

2.	The Code

Compliance with Laws, Rules, Regulations and CI Policies & Procedures

Obeying the law, both in letter and in spirit, is the foundation on which the CI Group’s ethical standards are built and is critical to our reputation and continued success. All CI Personnel must respect and obey the laws (including the requirements of applicable securities commissions, regulatory authorities and stock exchanges)) of the various jurisdictions in which the CI Group operates and avoid even the appearance of impropriety. You have a duty to know, understand and comply with any of those laws, rules and regulations which apply to your employment duties and responsibilities. To fulfill this duty, you have an obligation to seek advice from supervisors, department heads or other appropriate personnel as necessary. The CI Group’s Legal Department (“Legal”) is always available to assist CI Personnel in determining applicable legal and regulatory requirements. You may contact Legal via an e-mail to legal@ci.com.

All CI Personnel must also abide by CI Group’s policies and procedures. This includes corporate policies and procedures and those of our wholly-owned entities. Failure to abide by the laws, rules, regulations and CI’s policies and procedures may result in sanctions against either/both CI Personnel and CI Group. Individuals who fail to comply may be disciplined, up to and including termination of employment.

Conflicts of Interest

The Company expects CI Personnel to avoid situations where personal interests could conflict, or appear to conflict, with their duties and responsibilities or the interests of the Company. A conflict of interest may exist when a person’s private interests have an adverse effect on the employee’s motivation or the proper performance of their job or affects a person’s judgement or ability to act in the best interests of the Company. CI Personnel may also find it difficult to perform their work for the CI Group objectively and effectively if they or members of their families have received improper personal benefits through their position within the CI Group.

It is almost always a conflict of interest for CI Personnel to work at the same time for a competitor or a person with whom the CI Group has a business relationship. CI Personnel are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business relationship (except on behalf of the CI Group) with competitors of the CI Group or persons with whom the CI Group has business relationships. Other examples of conflicts could include, but are not limited to: accepting personal payments from any organization which does business with the CI Group or is a competitor of the CI Group; accepting or giving gifts of more than modest value to or from vendors or clients of the CI Group; competing with the CI Group for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the CI Group has an interest; personally having immediate family members who have a financial interest in a firm which does business with the CI Group; and having an interest in a transaction involving the CI Group or a customer, business partner or supplier (not including routine investments in publicly traded companies). CI Personnel must abide by all compliance policies that relate to personal trading.

Conflicts of interest are prohibited as a matter of CI Group policy, except under guidelines approved by the Board of Directors of the Company, if any. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any CI Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or department head and consult the procedures described below under “Compliance Procedures”.

If the CI Group determines that an employee’s outside work interferes with performance or the ability to meet the requirements of the CI Group, as they are modified from time to time, the employee may be asked to terminate the outside employment if he or she wishes to remain employed by the CI Group. To protect the interests of both the employees and the CI Group, any such outside work or other activity that involves potential or apparent conflict of interest may be undertaken only after disclosure to the CI Group by the employee and review and approval by management.

Confidentiality

CI Personnel must maintain the confidentiality of confidential information entrusted to them by the CI Group and persons with whom the CI Group does business, except when disclosure is authorized by the President, the Chief Executive Officer or the Chief Legal Officer (or other senior legal officer) or is required by applicable laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the CI Group, its stakeholders or the person to whom it relates if disclosed. The obligation to preserve confidential information continues even after CI Personnel cease to have a relationship with the CI Group. The Company’s Information Technology Acceptable Use Policy has been developed to ensure that all CI Personnel are aware of their responsibilities with respect to confidential information and includes a list of appropriate procedures that should be observed by CI Personnel to protect confidential information.

The CI Group is committed to protecting the privacy of personal information collected, used and disclosed in the conduct of its business. CI personnel must abide by CI’s Privacy Policy.

CI Personnel who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the CI Group’s business. The Company has established an Insider Trading Policy and all CI Personnel must read and abide by this policy.

Knowledge of confidential information about another party gained in the course of work duties for CI Group is protected in the same manner as confidential information about CI Group.

Company Opportunities

CI Personnel are prohibited from taking for themselves personally and/or sharing with third parties opportunities that are discovered through the use of Company property, information or positions without the consent of the President, the Chief Executive Officer or the Chief Legal Officer (or other senior legal officer) and from using Company property, information, or position for improper personal gain. No CI Personnel may compete with the CI Group directly or indirectly. CI Personnel owe a duty to the CI Group to advance its legitimate interests, before their own, when the opportunity to do so arises.

Anti-Money Laundering (AML)

CI Personnel are required to abide by federal Anti-Money Laundering legislation and regulations. All occurrences of (attempted) suspicious transactions must be immediately reported to the respective entity’s compliance department or Chief AML Officer. Please contact your entity’s Compliance department and/or Chief AML Officer for further information.

Protection and Proper Use of Company Assets

All CI Personnel must endeavour to protect the CI Group’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the CI Group’s profitability. Any suspected incident of fraud, theft or other irregularity should be reported immediately to your department head for investigation. CI Group equipment should not be used for non-CI Group business, other than incidental personal use; other use requires pre-approval by an immediate supervisor.

The obligation of CI Personnel to protect the CI Group’s assets includes the CI Group’s proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to the CI Group’s competitors. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks, and copyrights), business, marketing and service plans, designs, databases, company guides, manuals, client information, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information violates CI Group policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after CI Personnel cease to have a relationship with the CI Group.

CI Group assets (such as funds, products, corporate information, information system assets, digital communications, internet access, office equipment, tools, supplies, facilities and services) may be used only for legitimate business purposes. CI Group assets may never be used for illegal purposes.

Competition and Fair Dealing

CI Personnel must respect the rights of, and deal fairly with, the CI Group’s investors, suppliers, business partners, competitors, employees and other persons with whom the CI Group has a business relationship. No CI Personnel may take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. The CI Group seeks to excel and to outperform competitors fairly and honestly through superior performance and not through unethical or illegal business practices or behaviour.

Nor should any CI Personnel act in a manner that may be anti-competitive under competition or anti-trust laws. The CI Group’s Legal Department can assist CI Personnel in determining the application of competition and anti-trust laws to the business activities of CI Personnel.

Gifts and Entertainment

Offering or receiving any gift, gratuity or entertainment that might reasonably be perceived to unfairly influence a business relationship, or that might be outside of a customary course of business relationship, is a conflict of interest and must be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any CI Personnel or their family members unless it is not a cash gift or a gift in securities, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. Consideration should be given to acceptable industry practice and guidance from regulatory bodies (including self-regulatory organizations) in determining the reasonability of any of the foregoing. The CI Group has also implemented a Sales Practices Policy which must be adhered to by CI Personnel dealing with advisors and clients. Strict rules also apply when the CI Group does business with governmental agencies and officials, as discussed in more detail below. CI Personnel should discuss with the applicable department head and with their clients or business partners any gifts or proposed gifts about which they have any questions.

Payments to Government Personnel

All CI Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials, as set out in the Company’s Anti-Bribery and Anti-Corruption Policy.

Certain governments have laws regarding business gifts that may be made in connection with government personnel. The promise, offer or delivery to a foreign public official or to any person for the benefit of a foreign public official, either directly or indirectly of a gift, favour, loan, reward or other gratuity/benefit in violation of anti-corruption laws is prohibited. Such an action violates both CI Group policy and is a criminal offence in a number of foreign jurisdictions. Illegal payments must not be made to government officials of any country. The CI Group’s Legal Department can provide guidance to CI Personnel in this area.

Political Donations and Activities

In no circumstances shall any CI Personnel be permitted to use or associate their position or office with the CI Group with any personal political activity or donation or in any circumstances in which any such association could be reasonably inferred.

CI Personnel may choose to become involved in political activities as long as they undertake these activities on their own behalf and may, on a personal level, give to any political party or candidate, but reimbursement by CI Group is prohibited.

Discrimination and Harassment

The diversity of CI Personnel is a tremendous asset. The CI Group is firmly committed to providing equal opportunity in all aspects of employment and ensuring that all stakeholders are treated with respect and dignity. The CI Group will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. CI Personnel are encouraged to speak with their supervisor or the CI Group’s Human Resources Department when a co-worker’s conduct makes them uncomfortable and to report harassment when it occurs, consistent with written policies published by the Human Resources Department.

Health and Safety

The CI Group strives to provide all CI Personnel with a safe and healthy work environment. All CI Personnel are responsible for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to an immediate supervisor. Violence and threatening behaviour are not permitted. CI Personnel should refer to the CI Workplace Harassment Policy and the CI Workplace Violence Policy for further information. The use of illegal drugs in the workplace will not be tolerated. CI Personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

Accuracy of Company Records and Reporting

All business transactions that CI Personnel have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail. Books and records must be kept and maintained to fulfill relevant legal requirements. The CI Group requires honest and accurate recording and reporting of information.

The CI Group’s accounting records are relied upon to produce reports for our management, directors, securityholders, governmental agencies and persons with whom the CI Group does business. All of the CI Group’s financial statements and the books, records and accounts on which they are based must appropriately reflect the CI Group’s activities and conform to applicable legal and accounting requirements and to the CI Group’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless required by applicable law or regulation.

All CI Personnel have a responsibility, within the scope of their positions, to ensure that the CI Group’s accounting records do not contain any false or intentionally misleading entries. The CI Group does not permit intentional misclassification of transaction as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Many CI Personnel use business expense accounts, which must be documented and recorded accurately. If CI Personnel are not sure whether a certain expense is legitimate, an immediate supervisor can provide advice.

Business records and communications often become public through legal or regulatory proceedings or the media. CI Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos, and formal reports.

Use of Phone, Fax, E-mail and Internet Services

Phone, fax, e-mail and internet services are provided by the CI Group to assist CI Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. CI Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory messages based on racial or ethnic characteristics or any other messages that could reasonably be viewed as harassment. Activities that require significant system resources, in terms of bandwidth/memory, such as watching of video files, listening to audio files, downloading of large data files and/or any excessive use of system resources for personal use impairs the ability of the CI Group’s system to handle legitimate CI Group business and is prohibited.

Messages (including voicemail) and computer information sent, received or created by CI Personnel are CI Group property and CI Personnel should recognize that these messages and information are not “private”. Unless prohibited by law, the CI Group reserves the right to access and disclose those messages and information as necessary for its business purposes. CI Personnel should use good judgment and not access or send messages or store any information that they would not want to be seen or heard by others.

CI Personnel are also referred to the CI Group’s internet/e-mail policies published from time to time.

Disclosure

The CI Group is committed to providing timely, factual, accurate, complete and broadly disseminated information, consistent with disclosure requirements under applicable securities laws. The Company has adopted a Disclosure Policy to promote this commitment and a consistent approach to the Company’s disclosure practices. For further details, please consult the Company Disclosure Policy.

No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of our business. It is not intended to and does not, in any way, constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, client, supplier, competitor, stockholder or any other person or entity.

3.	Compliance Procedures

All CI Personnel must work to ensure prompt and consistent action against real or suspected violations of this Code. It is your personal responsibility to (i) become familiar with, and conduct CI Group business in compliance with, applicable laws, rules and regulations and this Code; (ii) treat all CI Group employees, customers and business partners in an honest and fair manner; (iii) avoid situations where your personal interests are, or appear to be, in conflict with the CI Group interests; and (iv) safeguard and properly use the CI Group’s proprietary and confidential information, assets and resources, as well as those of the CI Group’s customers and business partners.

However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the CI Group has a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense - if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. Are you qualified to do what is being asked? In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor or department head. This is the basic guidance for all situations. In many cases, your supervisor or department head will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is their responsibility to help solve problems.

•	You may report ethical violations in confidence and without fear of retaliation. As described in more detail below, if your situation requires that your identity be kept secret, your anonymity will be protected. The CI Group does not permit retaliation of any kind against employees for good faith reports of ethical violations or breaches of rules, policies, regulations or laws.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

•	Sources of assistance: If you need any further guidance, please contact Head Office at (416) 364-1145 or 1-800-268-9374 to consult any of the following as you believe appropriate:

•	Chief Talent Officer CI Financial Corp. 15 York Street, Second Floor Toronto, Ontario M5J 0A3

•	President CI Financial Corp. 2 Queen Street East, Twentieth Floor Toronto, Ontario M5C 3G7

•	Chief Executive Officer

CI Financial Corp.
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7

•	Chairman of the Board CI Financial Corp. 2 Queen Street East, Twentieth Floor Toronto, Ontario M5C 3G7

•	Lead Director of the Board of Directors CI Financial Corp. c/o 2 Queen Street East, Twentieth Floor Toronto, Ontario M5C 3G7

ci@muir99.com

(The Lead Director’s email is a private email and is not associated with CI’s email or IT infrastructure)

•	Chief Legal Officer

CI Financial Corp.
2 Queen Street East, Nineteenth Floor
Toronto, Ontario M5C 3G7

4.	Reporting any Illegal or Unethical Behaviour

The CI Group has a strong commitment to the conduct of its business in a lawful and ethical manner. As described above under “Compliance Procedures”, CI Personnel are expected to talk to supervisors, department heads or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. It is the policy of the CI Group not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. CI Personnel will be protected from retaliation or reprisal if they, in good faith, report actual, suspected or perceived breaches of this Code, or problems with CI Group policies, procedures or controls. CI Personnel are required to cooperate in internal investigations of misconduct. Any individual who has been found to have engaged in retaliation against any CI Personnel for raising, in good faith, a conduct concern or for participating in the investigation of such a concern may be subject to discipline, up to and including termination of employment or other business relationships. If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation as soon as possible to one of the people detailed in the “Compliance Procedures” section above.

Generally

If you believe that you may have breached this Code or have observed:

•	a breach of this Code by any CI Personnel; or
•	a serious weakness or deficiency in the CI Group’s policies, procedures or controls which might enable breaches to occur or go undetected,

you have a responsibility to the CI Group, your fellow employees and yourself to report it to your supervisor, that employee’s supervisor or to the Head of the Human Resources Department.

Failure to report a known breach of this Code may result in serious consequences. If a problem or irregularity under this Code has been referred to you, you must resolve the issue or refer it appropriately using the chain of communication referred to in this Code.

The CI Group recognizes that, from time to time, you may be uncertain about an appropriate course of action. In all such cases, immediately seek the advice of your supervisor or department head.

Reportable Matters

The CI Group is committed to complying with all applicable legal and regulatory requirements relating to accounting and auditing controls and procedures. CI Personnel are encouraged to report complaints or concerns regarding accounting or auditing matters through any available channels described in this subsection.

In order to facilitate the reporting of complaints and concerns regarding accounting or auditing matters by CI Personnel, the Company’s Audit and Risk Committee (the “Audit Committee”) has established the following procedures for:

(1)	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters (“Accounting Matters”); and

(2)	the confidential, anonymous submission by CI Personnel of concerns regarding questionable Accounting Matters, free from discrimination, retaliation or harassment.

The Company’s Audit Committee is responsible for the oversight of the receipt and treatment of employee complaints and concerns in this area.

This subsection relates to employee complaints and concerns relating to Accounting Matters, including the following:

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the CI Group;
•	fraud or deliberate error in the recording and maintaining of financial records of the CI Group;
•	deficiencies in or non-compliance with the CI Group’s internal accounting controls;
•	misrepresentation or false statement to or by a senior officer or accountant of the CI Group regarding a matter contained in the financial records, financial reports or audit reports of the CI Group;

•	fraud by management or other employees who have a significant role in the CI Group’s internal control over financial reporting; and
•	deviation from full and fair reporting of the CI Group’s financial condition.

CI Personnel may submit complaints or concerns regarding an Accounting Matter to the Chief Legal Officer of the Company, or to the Lead Director, as described in more detail below under “Reporting Procedures”. Contact information for the Chief Legal Officer and Lead Director appears above.

The Company’s Audit Committee is also responsible for the oversight of the receipt and treatment of employee complaints and concerns or other questionable conduct not regarding Accounting Matters (“Non-Accounting Matters” and, together with Accounting Matters, “Reportable Matters”).

Reporting Procedures

CI Personnel may submit complaints or concerns regarding a Reportable Matter to the Chief Legal Officer of the Company or the Lead Director.

CI Personnel wishing to report a complaint or concern on an anonymous basis to the Chief Legal Officer, may do so by regular mail or by delivery marked “CONFIDENTIAL – TO BE OPENED BY ADDRESSEE ONLY”.

CI Personnel making an anonymous report are guaranteed anonymity in the event of self-identification. However, if a complainant fails to identify himself or herself in his or her complaint and the information provided is insufficient, the Company may not be able to adequately investigate and resolve the complaint.

Further information may be required depending on the nature of the issue and the clarity of the information provided. Allegations made anonymously should contain sufficient detail and information so that, if necessary, a meaningful investigation can be conducted.

Reporting to the Lead Director or Others

If any CI Personnel is not comfortable contacting the Chief Legal Officer or believes that the Chief Legal Officer may have a conflict of interest in handling a complaint or concern, or if the Chief Legal Officer is unavailable and the matter is urgent, the CI Personnel may submit his or her complaint or concern by regular mail, by delivery or by email marked “CONFIDENTIAL – TO BE OPENED BY ADDRESSEE ONLY” directly to the Company’s Lead Director whose contact information appears above.

If any CI Personnel would like to contact the Lead Director anonymously, he or she may do so by regular mail, by delivery or by email marked “CONFIDENTIAL – TO BE OPENED BY ADDRESSEE ONLY” to the contact information listed above.

If the matter concerns the CI Group’s investment funds, CI Personnel may submit his or her complaint or concern marked “CONFIDENTIAL – TO BE OPENED BY ADDRESSEE ONLY” directly to the Chairman of the Independent Review Committee of the investment funds, Mr. James Werry, at James Werry, Chairman of the Board of Governors, CI Investments Inc., c/o 360 Bloor Street East, #804, Toronto, Ontario, M4W 3M3.

Complaint Handling Procedures

Employee complaints and concerns initially received by the Chief Legal Officer will, as a general matter, be copied (or, if received verbally, summarized) and promptly forwarded to the Lead Director (or, in the absence of the Lead Director, to the Chair of the Audit Committee) unless, in the judgment of the Chief Legal Officer, the complaint or concern, upon initial review, (i) is frivolous or not credible, or (ii) even if valid, would not be material to the Company, its financial statements or its internal controls (collectively “Non-Reportable Matter”).

As soon as reasonably practicable following receipt and initial review of an employee complaint or concern, the Chief Legal Officer or, if applicable, the Lead Director will acknowledge receipt of the complaint or concern to the sender, unless sent anonymously. If a determination has been made that the complaint or concern is a Non-Reportable Matter, the complaint or concern will be acknowledged and such determination may be set forth in such acknowledgement.

Complaints and concerns that are determined to not be a Non-Reportable Matter will be investigated, subject to Audit Committee direction and oversight, as applicable, by the Chief Legal Officer or such other persons, which may include outside counsel, as the appropriate committee determines to be appropriate. Confidentiality will be maintained with respect to all employee complaints to the fullest extent reasonably practicable, consistent with the need to conduct an adequate investigation.

Responsive action to an investigated complaint or concern will be determined in the judgment of the Lead Director or the applicable committee. Any action taken (or the decision not to take any action) shall promptly be communicated to the sender of the complaint or concern, if sent on other than anonymous terms.

The Chief Legal Officer and, as applicable, the Lead Director will maintain a written record of all reported complaints and concerns, including their receipt, acknowledgement, investigation and resolution and shall together prepare or cause to be prepared a periodic (but not less than quarterly) summary report of Reportable Matter complaints for the Audit Committee. Copies of the complaints and concerns (and any summary or written record reflecting them) will be maintained for a period of at least five years from receipt. Any member of the applicable committee shall at any time, upon request, be given prompt access to the complete underlying complaint or concern reflected in any written record.

In accordance with the Company’s policies, retaliation of any kind against any CI Personnel who submits in good faith a complaint or concern regarding a Reportable Matter or who assists in good faith in the investigation (whether by the CI Group or any regulatory authority or law enforcement agency) of any alleged wrongdoing involving a Reportable Matter is strictly prohibited.

Any acts of retaliation should be reported immediately to your supervisor who, in turn, should report the act of retaliation to any of the persons named above. If the employee is uncomfortable reporting to his or her supervisor, believes that his or her supervisor may have a conflict of interest in responding to the retaliation, or the supervisor is unavailable and the matter is urgent, the employee is encouraged to report any act of retaliation to any of the persons named above. Acts of retaliation may result in severe disciplinary action against the individual(s) causing such retaliation, including termination of employment.

5.	Waivers of the Code

From time to time, the CI Group may waive certain provisions of this Code. Any waiver of this Code for directors or executive officers of the Company may be made only by the Board of Directors of the Company (or a committee of the Board to whom that authority has been delegated) and will be disclosed promptly as required by law or stock exchange regulation, and may include the filing of a material change report describing the date of the waiver, the parties involved, the reasons of the Board of Directors for approving the waiver or not sanctioning the respective departure and any measures taken by the Board of Directors to address the situation.

Last updated: February 13, 2020